UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 09, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A news release dated 25 April 2016  entitled ‘VODAFONE M-PESA REACHES 25 MILLION CUSTOMERS MILESTONE’

2.             A Stock Exchange Announcement dated 01 April 2016 entitled ‘POST STAB NOTICE - VODAFONE 4 TRANCHE EUR DEAL’

3.             A Stock Exchange Announcement dated 01 April 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

4.             A Stock Exchange Announcement dated 14 April 2016 entitled ‘DIRECTOR/ PDMR SHAREHOLDING NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.             A news release dated 3 May 2016  entitled ‘VODAFONE LAUNCHES ‘INSTANT SCHOOLS FOR AFRICA’ TO BRING ADVANCED EDUCATIONAL RESOURCES TO MILLIONS OF YOUNG AFRICANS’

6.             A news release dated 23 May 2016 entitled ‘VODAFONE GROUP: EXECUTIVE COMMITTEE CHANGE’

7.             A Stock Exchange Announcement dated 03 May 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

8.             A Stock Exchange Announcement dated 16 May 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

9.             A Stock Exchange Announcement dated 17 May 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

10.      A Stock Exchange Announcement dated 18 May 2016 entitled ‘RNS PUBLICATION FORM PUBLICATION OF PROSPECTUS’

11.      A news release dated 06 June 2016 entitled ‘VODAFONE EXTENDS PARTNER MARKET AGREEMENT WITH AFRIMAX TO ZAMBIA’.

12.      A Stock Exchange Announcement dated 01 June 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

13.      A Stock Exchange Announcement dated 06 June 2016 entitled ‘REPLACEMENT — NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

14.      A Stock Exchange Announcement dated 09 June 2016 entitled ‘SKY AND VODAFONE NZ MERGER TO CREATE A LEADING INTEGRATED TELECOMMUNICATIONS AND MEDIA GROUP IN NEW ZEALAND’

15.      A Stock Exchange Announcement dated 15 June 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

16.      A Stock Exchange Announcement dated 29 June 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

RNS: 1420W

25 April 2016

Vodafone M-Pesa reaches 25 million customers milestone

Vodafone M-Pesa now has more than 25 million active customers, marking another year of accelerated growth for the innovative mobile money transfer service, it was announced today.

Across markets in Africa, Asia and Europe, active customers of M-Pesa increased by 27.1% to 25.3 million in the year ended 31 March 2016, boosted by market launches in Albania and Ghana and supported by a network of more than 261,000 agents in 11 M-Pesa countries.

Vodafone Group Director of Mobile Money, Michael Joseph, said: “Since 2007, M-Pesa has enhanced the lives and livelihoods of people without bank accounts, giving them access to essential financial services through their mobile phones.

“I am delighted and proud that M-Pesa has reached the 25 million active customers milestone.  M-Pesa continues to expand, evolving beyond traditional money transfers to encompass savings and loans, payment of salaries and benefits, settlement of utility bills and school fees and to enable vital health and agricultural solutions.”

Vodafone M-Pesa continued to innovate during the last year, adding new features and services and entering into partnerships with public and private sector organisations.  Highlights from some markets included:

•                  Government Partnerships:  Vodafone has entered into a partnership with the Ministry of Social Development in Lesotho to pay welfare grants using M-Pesa.  Kenya’s Ministry of Agriculture is now paying fertilizer subsidies using M-Pesa.  In India, the National Rural Livelihoods Mission utilises M-Pesa to enable financial inclusion for women’s groups and the National Rural Health Mission is using the service to disburse pre-natal health benefits.

•                  India:  The launch of an M-Pesa smartphone app enables Indian customers to use M-Pesa to pay for goods on Ebay, for taxis with TabCab and to book train tickets on India’s national railways.  Enterprises including Walmart are using M-Pesa in India to improve cash management and business efficiency.

•                  Lesotho:  Vodafone launched a service enabling customers to convert airtime to M-Pesa credit to pay for emergency treatment.  Also, hundreds of community health workers across seven hospitals and 67 clinics managed by Partners in Health are now paid using M-Pesa and international children’s charity World Vision pays a portion of employee salaries using M-Pesa.

•                  Mozambique:  Global development agencies now use M-Pesa to pay employee salaries and allowances.  Water, electricity and pay television companies in the country collect payments via M-Pesa.  The national carrier LAM also accepts M-Pesa for air tickets.

•                  Tanzania:  Solar solution companies including Mobisol, Off-Grid Electric, M-Kopa and others use M-Pesa to help provide affordable clean energy for thousands of rural households.  Qatar Airways and KLM now accept M-Pesa for air tickets from Tanzania.

•                  Kenya:  Safaricom has partnered with healthcare finance organisations PharmAccess Foundation and CarePay to introduce M-Tiba, a mobile health wallet that channels money from donors and government meant for health services directly to recipients.  Customers can redeem their savings digitally with cashless access to a network of registered clinics and pharmacies.  The World Food Programme is using M-Pesa to help deliver their food aid programme in Kenyan refugee camps

Over the past 12 months, Vodafone has agreed a series of deals with partners to enable M-Pesa customers to transact with other services and across borders, including:

•                  Global Framework Agreements with two international money transfer hubs, TransferTo and MFS For Africa, laying the foundations for strong partnerships with other money transfer operators around the world.

•                  An agreement with MTN Mobile Money to enable direct money transfers between M-Pesa and MTN customers in seven countries across East Africa.

•                  The launch of international money transfer services in Romania, Lesotho and Albania.

•                  An agreement between Tanzania’s major mobile operators, including Vodacom, to enable their domestic mobile money services to be fully interoperable - the first market in Africa to do so.

For further information:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

Investor Relations

Telephone:  +44 (0) 7919 990 230

RNS Number : 8882T

01 April 2016

Vodafone Group PLC

Post-Stabilisation Notice

Deutsche Bank AG, London Branch (contact: Global Risk Syndicate on 0207-545- 4361) hereby gives notice that [no stabilisation was undertaken by the Stabilising Manager(s) named below in relation to the offering of the following securities.

The Securities:

Issuer:	Vodafone Group PLC

Guarantor (if any):

Aggregate nominal amount:	EUR 6,000,000,000

Description:	EUR 1.75Bn, 3yr FRN, due 25-Feb-19 (XS1372838083)
EUR 1.25Bn, 5.5yr 1.25% FXD due 25-Aug-21 (XS1372838240)
EUR 1.25Bn, 7.5yr 1.75% FXD due 25-Aug-23 (XS1372838679)
EUR 1.75Bn, 10.5yr 2.2% FXD due 25-Aug-26 (XS1372839214)

Issue/Reoffer Price:	3y FRN: 100
5.5y FXD: 99.723
7.5y FXD: 99.851
10.5y FXD: 99.01

Spread over benchmark:	3y FRN: 3€L+95
5.5y FXD: MS+123
7.5y FXD: MS+148
10.5y FXD: MS+172

Stabilising Manager(s):	Deutsche Bank AG, London Branch (Stabilisation Coordinator)
Bank of America Merrill Lynch
Commerzbank
ING Bank

Stabilisation started:	22nd February 2016

Stabilisation last occurred:	None

Although stabilisation offers were made, no stabilisation transactions were carried out.

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement is not an offer of securities for sale into the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There has not been and will not be a public offer of the securities in the United States.

This information is provided by RNS

The company news service from the London Stock Exchange

END

RNS Number: 9545T

01 April 2016

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 March 2016:

Vodafone’s issued share capital consists of 28,813,396,008 ordinary shares of US$0.20 20/21 of which 2,254,825,696 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,558,570,312.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 2651V

14 April 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R (1), the Company gives notice that it was advised by Computershare Trustees Limited on 13 April 2016 that on 12 April 2016 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 225.28p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	110
Matthew Kirk	110
Ronald Schellekens	110

END

RNS Number : 9464W

3 May 2016

Vodafone Foundation launches ‘Instant Schools For Africa’ to bring advanced educational resources to millions of young Africans

The Vodafone Foundation and Vodafone today announced the launch of one of the largest philanthropic programmes in the Vodafone Foundation’s 25-year history. The Instant Schools For Africa initiative will launch this autumn, providing millions of young people in the Democratic Republic of Congo, Ghana, Kenya, Lesotho, Mozambique and Tanzania with free access to online learning materials developed in conjunction with Learning Equality*- a leading not-for-profit provider of open-source educational technology solutions - and with education partners, ministries of education and local education experts in each country. A similar initiative was recently launched by Vodafone’s South African subsidiary Vodacom which worked with the Department of Basic Education to develop a free education portal — Vodacom e-school - that supports the national curriculum.

The educational resources provided under the Instant Schools For Africa programme will include subjects such as maths and science, providing millions of children and young people in seven countries with access to educational materials - from primary through to advanced high school level - comparable in quality, range and depth to those available in schools in the developed world. The materials — curated to align with local standards — will also include content designed for children who do not benefit from traditional schooling: UNESCO research found that 59 million children aged six to 11 were out of school in 2013, with 30 million of those children living in Sub-Saharan Africa.

Conventional teaching materials such as textbooks, reference books, past examination papers, assessment worksheets and classroom aids are prohibitively expensive for many African schools. Digital learning materials provided via mobile networks - with basic tablets for pupils and a laptop and projector for educators - offer a cost-effective alternative and can be updated instantly to ensure pupils receive the very latest information and insights in the classroom and at home.

Children, young people, educators and others who are customers of Vodafone or its African subsidiaries will not incur any mobile data charges when accessing the Instant Schools for Africa educational resources. The Vodafone Foundation and Vodafone will engage with the other major mobile operators in the countries involved to encourage other providers to adopt a similar non-commercial approach in order to stimulate widespread adoption of what, for many young people, will be life-enhancing opportunities to learn and gain new skills.

The Instant Schools For Africa programme represents a significant expansion of the Vodafone Foundation’s ongoing mission to use digital and mobile technologies to bring critical educational resources to the people who need them most. In March 2015, the Vodafone Foundation announced the creation of the Instant Classroom ‘digital school in a box’ - a portable case containing equipment to enable tablet-based teaching in schools where electricity and internet connectivity are unreliable or non-existent. The Instant Classroom is being deployed in partnership with the United Nations High Commissioner for Refugees’ (UNHCR) Innovation and Education units to schools in refugee settlements in Kenya, Tanzania and the Democratic Republic of Congo. It is estimated that the Vodafone Foundation’s work in refugee settlements will benefit at least 62,000 children and young people by the end of 2016 and the Foundation is targeting up to three million children and young people in refugee settlements by 2020.

Vodafone Foundation Director Andrew Dunnett, said: “Education is a powerful antidote to poverty. Children and young people in some of the poorest countries on earth are desperate to learn but parents, teachers and other educators often lack both means and materials to teach them. Mobile and digital changes everything. Our Instant Schools For Africa programme will put a wide range of advanced learning materials - tailored for each local language and culture — into classrooms everywhere, from city slums to remote villages. We believe Instant Schools For Africa could transform the life chances for very large numbers of young people.”

- ends -

For further information

Vodafone Group Media Relations:

www.vodafone.com/media/contact

Note to editors

*Learning Equality optimises all educational resources so that content can be delivered efficiently. Videos are optimised to be low bitrate, the web pages created by Learning Equality are configured to work over low-bandwidth data connections and the education modules can easily be stored on mobile devices. Educational content hosted by Learning Equality is designed for schools that do not have internet access but have their own local area network. The content is hosted within Vodafone’s core network rather than on third-party servers via the internet which optimises the speed and reliability of connection. Pupils, teachers, parents and other educators simply need a data connection to the Vodafone network to access the materials. Vodafone and Learning Equality will provide other mobile operators with the technical specifications required to extend the benefits of this philanthropic programme to the largest possible number of beneficiaries.

Pictures of Vodafone Foundation Instant Classroom can be downloaded here: https://www.flickr.com/x/t/0093009/gp/vodafonegroup/dpgww9/

A short film which shows the Instant Classroom equipment being set up can be viewed here: http://youtu.be/DVnoXyBsJI8

About Vodafone Foundation

The Vodafone Foundation’s Connecting for Good programme combines Vodafone’s charitable giving and technology to make a difference in the world. Globally, the Vodafone

Foundation supports projects that are focused on delivering public benefit through the use of mobile technology across the areas of health, education and disaster relief. The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. The Vodafone Foundation is an independent charity, registered with the Charity Commission of England and Wales with registered number 1089625.

About Learning Equality

Learning Equality www.learningequality.org is committed to enabling every person in the world to achieve a quality basic education, through supporting the creation and distribution of open educational resources, and facilitating their use inside and outside of classrooms around the world. They developed KA Lite, an open-source platform for viewing and interacting with Khan Academy videos and exercises, which can be used even when no Internet is available. Students can connect to the server from within a classroom or other space, on a laptop, tablet, or desktop computer, or it can be installed directly on a learner’s computer for portable access. KA Lite has already been installed in over 160 countries, reaching an estimated 2.1 million learners, in contexts as varied as rural schools, orphanages, community centers, refugee camps, prisons, and homes.

RNS Number: 0548Z

23 May 2016

VODAFONE GROUP: EXECUTIVE COMMITTEE CHANGE

Vodafone today announced that Paolo Bertoluzzo, its Group Chief Commercial Operations and Strategy Officer, has informed the company of his intention to take up a new role in Italy. Paolo will be leaving Vodafone on 8 July 2016 to become Group CEO of ICBPI, a leading financial and payment services company and the largest private equity investment in Italy.

Paolo joined Vodafone Italy in 1999 as Strategy and Business Development Director. He subsequently held various senior positions before becoming CEO of Vodafone Italy in 2008. Paolo joined Vodafone’s Executive Committee in 2012 as Regional CEO for Southern Europe. In 2013 he was appointed to his current position and Paolo has played a central role in the definition of the Group’s strategy and the design and direction of Vodafone’s group-wide commercial plans since then.

Vodafone Group Chief Executive Vittorio Colao said “Paolo has been an outstanding colleague who has made an immense contribution during his time in Italy and on our Executive Committee. I would like to thank him for his dedication, friendship and wise advice. I wish him every success in his new role, which I know he will undertake with the devotion and commitment that drove so many valuable and effective initiatives during his 17 years with Vodafone.”

Vodafone will be announcing Paolo’s successor in due course.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 31 March 2016, Vodafone had 462 million mobile customers and 13.4 million fixed broadband customers. For more information, please visit: www.vodafone.com.

RNS Number: 0615X

03 May 2016

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 April 2016:

Vodafone’s issued share capital consists of 28,813,396,008 ordinary shares of US$0.20 20/21 of which 2,253,019,411 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,560,376,597.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 3370Y

16 May 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 13 May 2016 that on 12 May 2016 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 222.29p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	112
Matthew Kirk	112
Ronald Schellekens	112

END

RNS Number: 5268Y

16 May 2016

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received today that, Serpil Timuray, a Person Discharging Managerial Responsibility of the Company, today acquired an interest in 8,800 Ordinary Shares in the Company at the price of 228.9p per Ordinary Share.

Further, the Company also announces that notification was received today that, Val Gooding, a Director of the Company, today acquired an interest in 7,962 Ordinary Shares in the Company at the price of 226.9p per Ordinary Share. As a result, Val Gooding now has a total interest in 12,000 Ordinary Shares.

END

RNS Number: 6265Y

18 May 2017

RNS PUBLICATION FORM

Publication of Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary prospectus dated 18 May 2016 (the “Supplementary Prospectus”) prepared in connection with the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6265Y_-2016-5-18.pdf

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Supplementary Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

RNS: 2430A

6 June 2016

VODAFONE EXTENDS PARTNER MARKET AGREEMENT WITH AFRIMAX TO ZAMBIA

Vodafone and Afrimax Group (“Afrimax”) - a 4G telecommunications operator in sub-Saharan Africa - today jointly announced a new Partner Market agreement for Zambia.

Under the non-equity agreement, the two companies will offer customers high speed 4G data services using the ‘Vodafone Zambia’ brand, with market-leading customer services and delivered over a high quality network.

The roll out of Vodafone Zambia for consumers and businesses will include the opening of Vodafone branded retail stores and kiosks in key locations, bolstered by a network of distributors and resellers and offering a full range of 4G handsets and devices.

Vodafone Zambia will offer businesses of all sizes a range of connectivity products at retail and through direct sales channels, including 4G and Wi-Fi mobile data services, fixed internet and a suite of office solutions.

Vodafone Partner Markets Chief Executive Stefano Gastaut said: “We are delighted that Zambia will be joining the Vodafone Partner Market community as the next stage in our agreement with Afrimax for sub-Saharan Africa.  We look forward to bringing the best high-speed 4G data services to consumers and businesses in Zambia.”

Lars Stork has been appointed by Afrimax as Chief Executive Officer of Vodafone Zambia, which will be headquartered in Lusaka.  Afrimax Group Management Peter Langkilde, CEO and Rob Philpott, CFO commented: “Launching Vodafone Zambia is an exciting development for Afrimax and another big step towards our ambition of building the leading LTE focused operator in sub-Saharan Africa.”

The launch in Zambia builds further on the framework agreement between Vodafone and Afrimax, announced in November 2014, to co-operate and explore potential Partner Market opportunities in a variety of territories in sub-Saharan Africa.   As part of the agreement, Vodafone and Afrimax have already partnered to launch 4G services in Uganda.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 58 more, and fixed broadband operations in 17 markets. As of 31 March 2016, Vodafone had 462 million mobile customers and 13.4 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 37 companies in 58 countries.

About Afrimax Group

Afrimax is led by an experienced Management team with a successful track record in acquiring spectrum, building networks, and operating mobile services in diverse geographic markets, including Africa, and is backed by prominent private and institutional investors.

With an existing 4G Licence footprint covering 12 countries, population under Licence coverage of 250 million, and further Licences being acquired, Afrimax is building the largest portfolio of 4G wireless broadband networks across sub-Saharan Africa. For more information, please visit www.afrimaxvodafonepartner.com

RNS: 9007Z

01 June 2016

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 May 2016:

Vodafone’s issued share capital consists of 28,813,435,868 ordinary shares of US$0.20 20/21 of which 2,251,989,095 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,561,446,773.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

3593A

06 June 2016

GENERAL TEXT AMENDMENT

The following amendment has been made to the ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSON’ announcement released on 6 June 2016 at 16: 23 under RNS No 3501A. Fingold changed to Finegold. All other details remain unchanged. The full amended text is shown below.

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received today that, Warren Finegold, a Person Discharging Managerial Responsibility of the Company, today sold an interest in 650,000 Ordinary Shares in the Company at the price of 229.5p per Ordinary Share.

END

6790A

09 June 2016

SKY and Vodafone NZ merger to create a leading integrated
telecommunications and media group in New Zealand

Key highlights:

•                  SKY and Vodafone NZ merging to create a leading integrated telecommunications and media group in New Zealand

•                  The Combined Group will have the ability to offer New Zealand’s best entertainment content across all platforms and devices in a rapidly evolving media and telecommunications market

•                  The Combined Group will provide an enhanced customer experience and greater choice of products and services, as well as attractive offers of entertainment content, broadband and mobile to meet the growing consumer demand for packaged services

•                  Vodafone will become a 51% shareholder in the Combined Group as a result of a consideration comprising an issue of new SKY shares and NZ$1250 million in cash, equivalent to an Enterprise Value (“EV”) of $3,437 million

•                  New SKY shares will be issued at $5.40 per share, representing a 21% premium to SKY’s last close of $4.47 and 27% premium to SKY’s 1 month VWAP of $4.25 on 7 June 2016

•                  The Combined Group is expected to deliver cost, capital expenditure and revenue synergies with a net present value (“NPV”) of approximately NZ$850 million, or NZ$1.07 per share

•                  The transaction is expected to be accretive to Underlying Free Cash Flow per share for SKY shareholders on a pro-forma FY2017E basis (prior to synergies and integration costs), with additional benefits delivered over time as synergies are realised

•                  The stronger cash flow generation and anticipated synergies are expected to support increased dividends for SKY shareholders

•                  The directors of SKY unanimously recommend its shareholders to vote in favour of the resolutions to implement the proposed transaction

•                  Grant Samuel, the Independent Adviser and Appraiser, opining on the merits of the proposed transaction has concluded that “Sky TV shareholders will clearly be better off if the proposed transaction proceeds than if Sky TV continues as a standalone entity” and that “the price and terms of the Share Issue are fair”

•                  A SKY shareholder meeting to vote on the proposed transaction is expected to take place during early July. Approval by shareholders holding more than 75% of votes cast at the meeting will be required

END

RNS: 3106B

15 June 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS

DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 14 June 2016 that on 13 June 2016 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 216.21p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares

Nick Jeffery	116

Matthew Kirk	116

Ronald Schellekens	116

END

7047C

29 June 2016

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS

DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company and their connected persons:

	Number of ordinary share of US$0.20 20/21 in the capital of Vodafone Group Plc

	A	B	C	D
	Vesting of long term incentive award (1)	No. of vested shares sold (4)	No. of vested shares sold (5)	No. of shares transferred (6)
Vittorio Colao *	970,586	456,201		514,385

Nick Read *	397,335	186,772		210,563

Paolo Bertoluzzo	432,947	216,248		216,699

Antonio Coimbra	352,228	158,528		193,700

Warren Finegold	368,488	173,213		195,275

Nick Jeffery	311,092	146,237	6,651	158,204

Matthew Kirk	222,569	104,632	76,897	41,040

Rosemary Martin	286,895	134,865	14,669	137,361

Ronald Schellekens	342,201	160,859	47,178	134,164

	Vesting of long term incentive award (2)	No. of vested shares sold (4)	No. of vested shares sold (5)	No. of shares transferred (6)
Paolo Bertoluzzo	192,949	96,158		96,791

Warren Finegold	153,977	72,539		81,438

Nick Jeffery	129,992	61,122		68,870

Rosemary Martin	119,882	56,370		63,512

Ronald Schellekens	142,991	67,231		75,760

	Vesting of long term incentive award (3)	No. of vested shares sold (4)	No. of vested shares sold (5)	No. of shares transferred (6)
Jeroen Hoencamp	247,701	116,450	16,251	115,000

Serpil Timuray	270,406	94,671		175,735

* Denotes Director of the Company

1.             These share awards which were granted on 26 June 2013 have vested following assessment of the performance and employment conditions to which the awards were subject.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan.  Based on the adjusted free cash flow for the three year period ended on 31 March 2016 and a multiplier based on Total Shareholder Return (“TSR”) relative to a peer group for the same period, 23.19% of the shares comprised in the awards have vested.

2.             These share awards which was granted on 26 June 2014 has vested.  The award was granted in accordance with the rules of the Vodafone Global Incentive Plan. The award was based on continued employment over the vesting period and vested entirely.  The vesting of these awards incorporates dividend equivalent awards accrued during the vesting period.

3.             These share awards which were granted on 26 June 2013 have vested.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan.  50% of the awards were based on continued employment over the vesting period and vested entirely.  The remaining 50% of the awards were based on the adjusted free cash flow for the three year period ended on 31 March 2016 and following assessment of the performance and employment conditions, 33.3% of the shares comprised in this award vested.  The vesting of these awards incorporates dividend equivalent awards accrued during the vesting period.

4.             The figure in column B is the number of shares of those listed in column A that the Company has been advised by UBS (London) (“UBS”) were sold on behalf of the PDMR on 27 June 2016, inter alia, to satisfy the estimated tax and social security withholding obligations arising on the vesting of the awards.  This share sale was made at the price of 211.8749 pence per share.

5.             The figure in column C is the number of shares of those listed in column A that the Company has been advised by UBS were sold on behalf of the PDMR for personal reasons on 27 June 2016.  This share sale was made at the price of 211.8749 pence per share.

6.             The figure in column D is the number of shares that the Company has been advised by UBS were on 27 June 2016 transferred to the PDMRs in satisfaction of the vesting of the award disclosed in column A, after deduction of shares sold as disclosed in columns B and C.

As a result of the above, the interest in shares (excluding share options and unvested incentive awards) of the following Directors are as follows:

Vittorio Colao	11,420,608
Nick Read	2,296,820

The Company was notified of these changes on 28 June 2016.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 9, 2016	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary